ALLIED DOMECQ

FILING NUMBER: 82-878

02049435

31 July 2002

RECEIVED
AUG 16 2002
SEC MAIL PROCESSING SECTION
WASH. D.C. 165

The Filing Desk
Securities & Exchange Commission
450 Fifth Street, NW
Washington DC 20549
USA

SUPPL

AIR MAIL

Dear Sirs,

I enclose copies of announcements that have recently been made to the London Stock Exchange for your records.

Yours faithfully
Allied Domecq PLC

Steve Williams
Secretariat Assistant

Encs.

PROCESSED
AUG 30 2002
THOMSON FINANCIAL

dlw 8/28

ALLIED DOMECQ PLC
THE PAVILIONS BRIDGWATER ROAD BEDMINSTER DOWN BRISTOL BS13 8AR
TELEPHONE 0117-978 5000 FACSIMILE 0117-978 5300

Company	Allied Domecq PLC
TIDM	ALLD
Headline	NYSE Listing
Released	16:40 3 Jul 2002
Number	1524Y

ALLIED DOMECQ TO LIST ON NEW YORK STOCK EXCHANGE

LONDON – 3 July 2002 – Allied Domecq, a leading international spirits and wine company and quick service restaurant operator, today announced its plans shortly to list its ordinary shares on the New York Stock Exchange in the form of American Depositary Shares (ADSs). Allied Domecq has a market capitalisation of approximately $7 billion. No new Allied Domecq shares will be issued in connection with the listing. The proposed symbol for the company's ADSs is "AED".

Commenting on the proposed NYSE listing, Philip Bowman, Chief Executive, said "Allied Domecq is a leading global player in spirits, wine and quick service restaurants. Our listing will increase our visibility in North America, our largest market, and enable the company to capitalise on the strong consumer and investor interest in our branded businesses. The listing will give US debt and equity investors as well as our employees and business partners a greater opportunity to participate in Allied Domecq's success."

Allied Domecq shares trade on the London Stock Exchange. For further information, visit www.allieddomecq.com.

Media enquiries:		
Jane Mussared	Allied Domecq PLC	+44 7880 783532
Investor enquiries		
Peter Durman	Allied Domecq PLC	+44 7771 974817

END

Company website

Company	Allied Domecq PLC
TIDM	ALLD
Headline	Investor Seminar on Wine
Released	07:00 5 Jul 2002
Number	2260Y

Allied Domecq PLC

5 July 2002

Allied Domecq holds investor seminar on wine in Rioja, Spain

Allied Domecq will today host an investor seminar at its wine operations in Rioja. The seminar and site visit will comprise presentations by members of Allied Domecq's senior management team. No update on current trading will be given at the seminar.

Philip Bowman, Chief Executive, said, "We are a leading player in the premium global wine market following our targeted acquisitions in key markets. Premium, branded wine has an attractive growth profile. At this seminar, we will describe the dynamics of the wine market, demonstrate the strength of our wine brands and outline our strategy to create value for shareholders and generate future growth."

Presentation slides from the seminar will be available to download from the company's website, www.allieddomecq.com from noon on Friday 5 July.

For further information:

Media enquiries:

Jane Mussared	Allied Domecq PLC	+44 (0) 7880 783532

Investor enquiries:

Peter Durman	Allied Domecq PLC	+44 (0) 7771 974817

END

Company	Allied Domecq PLC
TIDM	ALLD
Headline	Employee Trust
Released	15:20 5 Jul 2002
Number	2680Y

Allied Domecq PLC

Employee Share Ownership Trust (the "Trust")

This is to advise you that Towers Perrin Share Plan Services (Guernsey) Limited, St. Peter Port, Guernsey, the Trustee of the discretionary trust established for the purposes of the above have advised under two separate notifications dated 04 July 2002 that they disposed on that date of a total of 30,307 Ordinary shares of 25p each in Allied Domecq PLC.

These shares were disposed of in connection with the exercise of option(s) by participant(s) under the Allied Domecq PLC Employee Share Schemes.

The total number of unallocated ordinary shares held by the Trust following this disposal is 24,384,978 shares.

The following executive directors together with all employees are potential beneficiaries of the Trust although the executive directors were not connected with the transactions that took place on 04 July 2002:-

Philip Bowman, Graham C Hetherington, David Scotland and Richard G Turner.

Charles B Brown
Deputy Company Secretary

05 July 2002

END

Company	Allied Domecq PLC
TIDM	ALLD
Headline	Employee Trust
Released	16:16 8 Jul 2002
Number	3336Y

Allied Domecq PLC

Employee Share Ownership Trust (the "Trust")

This is to advise you that Towers Perrin Share Plan Services (Guernsey) Limited, St. Peter Port, Guernsey, the Trustee of the discretionary trust established for the purposes of the above have advised under a notification dated 08 July 2002 that they disposed on that date of 4,616 Ordinary shares of 25p each in Allied Domecq PLC.

These shares were disposed of in connection with the exercise of option(s) by participant(s) under the Allied Domecq PLC Employee Share Schemes.

The total number of unallocated ordinary shares held by the Trust following this disposal is 24,380,362 shares.

The following executive directors together with all employees are potential beneficiaries of the Trust although the executive directors were not connected with the transaction that took place on 08 July 2002:-

Philip Bowman, Graham C Hetherington, David Scotland and Richard G Turner.

Charles B Brown
Deputy Company Secretary

08 July 2002

END

Company website

Company	Allied Domecq PLC
TIDM	ALLD
Headline	Director Shareholding
Released	17:27 8 Jul 2002
Number	3426Y

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

Allied Domecq PLC

2) Names of directors

Philip Bowman

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

In respect of the Director named in 2 above.

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

105,000 - held in Sharelink Nominees Limited
92,149 - held by Towers Perrin Share Plan Services (Guernsey) Ltd - trustees of the Allied Domecq PLC Share Ownership Trust
20,000 - Greenwood Nominees Limited
106 - Computershare Trustees Limited
217,255 - Total

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

N/A

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Purchase/award of shares under The Allied Domecq PLC Share

Partnership Plan (an Inland Revenue approved share incentive plan).

7) Number of shares/amount of stock acquired

30 Partnership shares
7 Matching shares (awarded by the company on a matching basis of 1 matching share for every 4 partnership shares purchased).

8) Percentage of issued class

Less than 0.001%

9) Number of shares/amount of stock disposed

N/A

10) Percentage of issued class

N/A

11) Class of security

Ordinary Shares of 25 pence each

12) Price per share

£4.0765

13) Date of transaction

05 July 2002

14) Date company informed

05 July 2002

15) Total holding following this notification

105,000 - held in Sharelink Nominees Limited
92,149 - held by Towers Perrin Share Plan Services (Guernsey) Ltd - trustees of the Allied Domecq PLC Share Ownership Trust
20,000 - Greenwood Nominees Limited
143 - Computershare Trustees Limited
217,292 - Total

16) Total percentage holding of issued class following this notification

0.02%

If a director has been granted options by the company please complete the following boxes

17) Date of grant

N/A

18) Period during which or date on which exercisable

N/A

19) Total amount paid (if any) for grant of the option

N/A

20) Description of shares or debentures involved: class, number

N/A

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

N/A

22) Total number of shares or debentures over which options held following this notification

N/A

23) Any additional information

N/A

24) Name of contact and telephone number for queries

Sarah Hughes - +44 (0)117 978 5002

25) Name and signature of authorised company official responsible for making this notification

Charles B Brown, Deputy Company Secretary

Date of Notification 08 July 2002

END

Full Text Announcement

Company	Allied Domecq PLC
TIDM	ALLD
Headline	Holding(s) in Company
Released	16:50 12 Jul 2002
Number	5933Y

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

   Allied Domecq PLC

2. Name of shareholder having a major interest

   Morgan Stanley Investment Management Limited

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

   In respect of discretionary managed accounts by the shareholder named in 2 above.

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Chase Nominees Limited	38,536,011
State Street Nominees Limited	38,357,347
Mellon Nominees	19,059,347
Nortrust Nominees	8,799,042
BT Globenet Nominees	2,617,438
SG Nominees Ltd (Societe Generale)	314,420
Bank of New York (BONY) Nominees	519,930
Royal Bank of Canada Nominees	163,434
Pictet Nominees (Pictet et Cie)	528,800

5. Number of shares / amount of stock acquired

   Nil

6. Percentage of issued class

   N/A

7. Number of shares / amount of stock disposed

   1,021,078

8. Percentage of issued class

   0.09%

9. Class of security

   25 pence Ordinary Shares

10. Date of transaction

    On or before 10 July 2002

11. Date company informed

    11 July 2002

12. Total holding following this notification

    108,895,769

13. Total percentage holding of issued class following this notification

    9.84%

14. Any additional information

15. Name of contact and telephone number for queries

    Sarah Hughes - Telephone 0117 978 5002

16. Name and signature of authorised company official responsible for making this notification

Charles Brown, Deputy Company Secretary

Date of notification

12 July 2002

END

Company Allied Domecq PLC
TIDM ALLD
Headline Employee Trust
Released 16:57 15 Jul 2002
Number 6518Y

Allied Domecq PLC

Employee Share Ownership Trust (the "Trust")

This is to advise you that Towers Perrin Share Plan Services (Guernsey) Limited, St. Peter Port, Guernsey, the Trustee of the discretionary trust established for the purposes of the above have advised under three seperate notifications, one dated 12 July 2002 and two dated 15 July 2002 that they disposed on those dates of a total of 12,124 Ordinary shares of 25p each in Allied Domecq PLC.

These shares were disposed of in connection with the exercise of option(s) by participant(s) under the Allied Domecq PLC Employee Share Schemes.

The total number of unallocated ordinary shares held by the Trust following these disposals is 24,368,238 shares.

The following executive directors together with all employees are potential beneficiaries of the Trust although the executive directors were not connected with the transactions that took place on 12 and 15 July 2002:-

Philip Bowman, Graham C Hetherington, David Scotland and Richard G Turner.

Charles B Brown
Deputy Company Secretary

15 July 2002

END

Company website

Company Allied Domecq PLC
TIDM ALLD
Headline Employee Trust
Released 17:49 22 Jul 2002
Number 9690Y

Allied Domecq PLC

Employee Share Ownership Trust (the "Trust")

This is to advise you that Towers Perrin Share Plan Services (Guernsey) Limited, St. Peter Port, Guernsey, the Trustee of the discretionary trust established for the purposes of the above have advised under a notification dated 19 July 2002 that they disposed on that date of 10,020 Ordinary shares of 25p each in Allied Domecq PLC.

These shares were disposed of in connection with the exercise of option(s) by participant(s) under the Allied Domecq PLC Employee Share Schemes.

The total number of unallocated ordinary shares held by the Trust following this disposal is 24,358,218 shares.

The following executive directors together with all employees are potential beneficiaries of the Trust although the executive directors were not connected with the transaction that took place on 19 July 2002:-

Philip Bowman, Graham C Hetherington, David Scotland and Richard G Turner.

Charles B Brown
Deputy Company Secretary

22 July 2002

END

Company	Allied Domecq PLC
TIDM	ALLD
Headline	Employee Trust
Released	17:23 26 Jul 2002
Number	2066Z

Allied Domecq PLC

Employee Share Ownership Trust (the "Trust")

This is to advise you that Towers Perrin Share Plan Services (Guernsey) Limited, St. Peter Port, Guernsey, the Trustee of the discretionary trust established for the purposes of the above have advised under two separate notifications dated 25 and 26 July 2002 that they disposed on those dates of a total of 10,827 Ordinary shares of 25p each in Allied Domecq PLC.

These shares were disposed of in connection with the exercise of option(s) by participant(s) under the Allied Domecq PLC Employee Share Schemes.

The total number of unallocated ordinary shares held by the Trust following these disposals is 24,347,391 shares.

The following executive directors together with all employees are potential beneficiaries of the Trust although the executive directors were not connected with the transactions that took place on 25 and 26 July 2002:-

Philip Bowman, Graham C Hetherington, David Scotland and Richard G Turner.

Charles B Brown
Deputy Company Secretary

26 July 2002

END

Company	Allied Domecq PLC
TIDM	ALLD
Headline	Form 20-F
Released	17:00 29 Jul 2002
Number	2568Z

Allied Domecq PLC

Doc Re United States Securities and Exchange Commission Form 20-F Registration Statement Pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

A copy of the above document has been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

Tel No. 020 7676 1000

END

END

Company	Allied Domecq PLC
TIDM	ALLD
Headline	Holding(s) in Company
Released	10:08 30 Jul 2002
Number	2851Z

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Allied Domecq PLC.

2. Name of shareholder having a major interest

Legal & General Investment Management Limited

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

In respect of shareholder named in 2.

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

HSBC Global Custody Nominee (UK) Ltd A/C 886603	2,099,000 shares
HSBC Global Custody Nominee (UK) Ltd A/C 775245	5,122,009 shares
HSBC Global Custody Nominee (UK) Ltd A/C 754612	202,000 shares
HSBC Global Custody Nominee (UK) Ltd A/C 360509	882,480 shares
HSBC Global Custody Nominee (UK) Ltd A/C 357206	24,769,483 shares
HSBC Global Custody Nominee (UK) Ltd A/C 866197	106,858 shares
HSBC Global Custody Nominee (UK) Ltd A/C 904332	93,100 shares
Total	33,274,930 shares

5. Number of shares / amount of stock acquired

159,712

6. Percentage of issued class

0.01%

7. Number of shares / amount of stock disposed

N/A

8. Percentage of issued class

N/A

9. Class of security

25 pence Ordinary shares

10. Date of transaction

25 July 2002

11. Date company informed

29 July 2002

12. Total holding following this notification

33,274,930 shares

13. Total percentage holding of issued class following this notification

3.00%

14. Any additional information

N/A

15. Name of contact and telephone number for queries

Sarah H. Hughes – Telephone: 0117 978 5002

16. Name and signature of authorised company official responsible for making this notification

Charles B. Brown, Director of Secretariat & Deputy Company Secretary

Date of notification

30 July 2002

END

Company	Allied Domecq PLC
TIDM	ALLD
Headline	Statement re Listing on NYSE
Released	14:30 31 Jul 2002
Number	3675Z

ALLIED DOMECQ PLC SHARES BEGIN TRADING ON THE NEW YORK STOCK EXCHANGE UNDER SYMBOL "AED"

July 31, 2002 – Allied Domecq, a leading international spirits, wine and quick service restaurants business, today listed its shares on the New York Stock Exchange. Shares of Allied Domecq, which has a market capitalization of approximately $6.6 billion, will be traded in the form of American Depositary Shares (ADSs) with one ADS representing four Allied Domecq ordinary shares. The ADSs will trade under the ticker symbol "AED". No new Allied Domecq shares will be issued in connection with the listing. JPMorgan Chase Bank will act as the depositary bank.

Senior management of Allied Domecq, including Philip Bowman, Chief Executive, Graham Hetherington, Chief Financial Officer, and Kim Manley, Chief Marketing Officer, visited the New York Stock Exchange to ring the opening bell and mark the listing on the Big Board.

Commenting on the listing, Philip Bowman said, "As a leading global player in spirits, wine and quick service restaurants, Allied Domecq is committed to increasing our visibility in the United States, our largest market. Today's listing on the New York Stock Exchange enables the company to capitalize on the strong consumer and investor interest in our branded businesses. We are also very pleased to provide investors as well as our employees and business partners a greater opportunity to participate in Allied Domecq's success."

"We are proud to welcome Allied Domecq to our family of listed companies," said NYSE Chairman and CEO Dick Grasso. "Allied Domecq, which joins a prestigious group of great brands that have made the NYSE their home away from home, enjoys the distinction of being the first FTSE-100 company to list on the NYSE in 2002. We look forward to an outstanding partnership with Allied Domecq and its shareholders."

Allied Domecq's ordinary shares trade on The London Stock Exchange under ALLD.
Further information can be found at http://www.allieddomecq.com/.

For further information:

Media enquiries:

Jane Mussared	Allied Domecq PLC	+44 (0) 7880 783532

END